Exhibit 99.2

PEMBINA PIPELINE CORPORATION

Annual Meeting of Shareholders May 6, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 6, 2022 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 18, 2022 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Anne-Marie N. Ainsworth	Approved	98.80%	1.20%
		(301,565,670)	(3,647,677)
(b) J. Scott Burrows	Approved	99.70%	0.30%
		(304,292,436)	(920,912)
(c) Cynthia Carroll	Approved	97.97%	2.03%
		(299,019,837)	(6,193,511)
(d) Ana Dutra	Approved	87.99%	12.01%
		(268,548,515)	(36,664,833)
(e) Randall J. Findlay	Approved	96.60%	3.40%
		(294,845,088)	(10,363,260)
(f) Robert G. Gwin	Approved	98.54%	1.46%
		(300,764,838)	(4,448,510)
(g) Maureen E. Howe	Approved	98.36%	1.64%
		(300,208,862)	(5,004,486)
(h) Gordon J. Kerr	Approved	98.83%	1.17%
		(301,635,039)	(3,578,309)

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
(i) David M.B. LeGresley	Approved	98.45% (300,469,270)	1.55% (4,744,078)
(j) Leslie A. O'Donoghue	Approved	94.00% (286,914,211)	6.00% (18,299,136)
(k) Bruce D. Rubin	Approved	99.42% (303,435,538)	0.58% (1,777,810)
(l) Henry W. Sykes	Approved	98.55% (300,733,012)	1.45% (4,440,335)
2. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved	87.55% (280,885,661)	12.45% (39,937,187)
3. The ordinary resolution to continue the Corporation’s shareholder rights plan.	Approved	94.83% (289,440,346)	5.17% (15,773,000)
4. The advisory vote on the Corporation's approach to executive compensation.	Approved	88.01% (268,609,849)	11.99% (36,603,492)